

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 13, 2010

Via Fax & U.S. Mail

Mr. Louis Vucci, Jr., Chief Executive Officer
Diamond Ranch Foods, Ltd.
355 Food Center Drive, B-1
Bronx, New York 10474

> **Re: Diamond Ranch Foods, Ltd.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **Filed July 6, 2009**
> **Form 10-Q for the fiscal quarter ended September 30, 2009**
> **Filed November 16, 2009**
> **File No. 000-51206**

Dear Mr. Vucci:

We have reviewed your response letter dated May 5, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended March 31, 2009

Financial Statements, page F-1
Statements of Cash Flows, page F-8

1. We note your response to prior comment 8 but do not believe that your response adequately addressed the concerns raised in our prior comment. As requested in our prior comment, please explain why the stock of SSTP received in this transaction was recorded as an expense rather than an investment. If this was because the investment was determined to be other than temporarily impaired, please state this in your revised disclosures. Furthermore, your response indicates that the sale of the SSTP shares received is now classified as change in marketable securities on your statement of cash flows. Please tell us and revise the notes to the company's financial statements to disclose the nature and significant terms of the transactions in which these shares were sold and disclose the amount of any gain or loss recognized in connection with the sale of the SSTP shares. Also, if the loss reflected in adjustment (b) on page F-16 reflects the loss recognized on the sale of the SSTP, please explain in further detail how this loss was calculated or determined. We may have further comment upon receipt of your response.

Annual Report on Form 10-K/A for the fiscal year ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

2. We note your revisions to page 13 of your amended 10-K in response to our prior comment 3. In this regard, the disclosure on page 13 references "the following critical accounting policies" however, no policies have been disclosed. As originally requested, please revise future filings to include a discussion of your critical accounting policies and estimates. Refer to SEC Release 33-8350.

Notes to Financial Statements, page F-9
Note 2 – Summary of Accounting Policies, page F-10
Note 3 – Marketable Securities, page F-12

3. We refer to your revised disclosures in Form 10-K/A for the year ended March 31, 2009 in response to our prior comment 11. Please revise to eliminate the amounts reflected in this table as "trading securities" at March 31, 2009 as your disclosure included in Note 2 on page F-11 indicates that all marketable securities are classified as available for sale securities and the total of the trading and available for sale securities reflected in the table on page F-12 does not agree to the amounts

reflected in the company's March 31, 2009 balance sheet. The tables presented in your quarterly reports on Form 10-Q/A should be similarly revised.

Note 11. Common Stock Transactions, page F-14

4. We note the revised disclosures on page F-14 of the 10-K/A in response to our prior comments 13 and 14. Your disclosure indicates that the 10,745,902 shares of common stock issued on September 22, 2009 were valued at a discount to the September 30, 2008 stock price of 80% of the closing bid price on this date or $0.04 per share. Please tell us why you believe it is appropriate to value stock issued in September 2009 using the stock prices from September 2008. Furthermore, we note that the trading prices of the company's common shares on September 22, 2009 were approximately $3.06 per share, indicating the shares issued in this transaction would have a value in excess of $30 million at this date. Your response should clearly explain your basis or rationale for the treatment used to value the shares issued in this transaction. We may have further comment upon review of your response.

Note 14. Restatement of Financial Statements, page F-14

5. We note that you restated your financial statements for the fiscal year ended March 31, 2009, as well as quarterly periods ended June 30, 2009, September 30, 2009, and December 31, 2009. Please file an Item 4.02 Form 8-K immediately. The filing was due on the fourth day after the date that you concluded that the previously issued financial statements should not be relied upon. The Item 4.02 Form 8-K should disclose when you concluded that your previously issued financial statements should be restated, identify the financial statements that should no longer be relied upon, and state whether the audit committee, or board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the Item 4.02 Form 8-K. Section 4 of Form 8-K describes all of the disclosures required by the Item 4.02 Form 8-K.

Form 10-Q/A for the fiscal quarter ended September 30, 2009
Financial Statements, page 2
Statements of Cash Flows, page 5

6. We note your response to our prior comment 16 that the related party forgiveness has been properly reflected as a noncash activity in the statement of cash flows. However, we continue to note in the Forms 10-Q/A for the quarters ended September 30, 2009 and December 31, 2009 that such amount is still reflected as a

cash flow from financing activities rather than as a component of noncash
investing and financing activities. Please revise.

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You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have
questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief